EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jupiter Programming Co., Ltd.:

We consent to the use of our report dated March 4, 2005, with respect to the consolidated balance sheets of Jupiter Programming Co., Ltd. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2004, incorporated by reference in this Registration Statement on Form S-3 of Liberty Global, Inc., and to the reference to our firm under the heading “Experts” in this Registration Statement.

/s/ KPMG AZSA & CO.

Tokyo, Japan
September 23, 2005